UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934


                           DIAMOND OFFSHORE DRILLING, INC.
                                   (Name of Issuer)

                            COMMON STOCK, PAR VALUE $0.01
                            (Title of Class of Securities)

                                   (SINS) 25271C102
                                    (CUSIP Number)

                Jean-Paul Kill, c/o Alphee S.A., 11 Avenue De La Gare,
             Grand Duchy of Luxembourg; Tel. 352-482850; Fax. 352-482871.
               (Name, Address and Telephone Number of Person Authorized
                        to Receive Notices and Communications)

                                    April 29, 1996
               (Date of Event which Requires Filing of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-
          1(b)(3) or (4), check the following box (   ).

          Check the following box if a fee is being paid with the statement ( X ). (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
          Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13D-7.)

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






          SCHEDULE 13D

           CUSIP No.
           (SINS) 25271C102
           ----------------------------------------------------------------
           1     NAME OF REPORTING PERSON:

                 Alphee S.A.
           ----------------------------------------------------------------
           2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) (   )
                                                                (b) ( X )
           ----------------------------------------------------------------
           3     SEC USE ONLY

           ----------------------------------------------------------------
           4     SOURCE OF FUNDS*

                            OO
           ----------------------------------------------------------------
           5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) or 2(e) (   )

           ----------------------------------------------------------------
           6     CITIZENSHIP OR PLACE OF ORGANIZATION

                      Luxembourg
           ----------------------------------------------------------------
             NUMBER OF   7      SOLE VOTING POWER
              SHARES
           BENEFICIALLY         4,708,248
             OWNED BY
               EACH
             REPORTING
              PERSON
               WITH
                         --------------------------------------------------
                         8      SHARED VOTING POWER

                         --------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                4,708,248
                         --------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

           ----------------------------------------------------------------
           11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                 PERSON

                 4,708,248
           ----------------------------------------------------------------
           12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES*        (   )

           ----------------------------------------------------------------
           13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 6.9%
           ----------------------------------------------------------------
           14    TYPE OF REPORTING PERSON*

                 CO
           ----------------------------------------------------------------
          *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.





               SCHEDULE 13D

          Item 1.   Security and Issuer.

                    This statement is filed in respect of shares of common stock, par value $0.01 per share ("Common Stock") of Diamond Offshore Drilling, Inc., a Delaware corporation (the "Issuer").


          Item 2.   Identity and Background.

                    The person filing this statement is Alphee S.A., a Luxembourg corporation ("Alphee"), whose principal business office is located at 11, Avenue de la Gare, Luxembourg. The sole business of Alphee from its organization to the date of this statement has been the acquisition and ownership of shares of par value $0.10 per share (the "AOL Shares") of Arethusa (Off-Shore) Limited ("AOL"), a Bermuda company that, on April 29, 1996, amalgamated with and into an indirect wholly-owned subsidiary of the Issuer. Pursuant to the amalgamation AOL Shares were cancelled and shares of Common Stock were issued in exchange therefor and Alphee acquired, in exchange for its AOL Shares, an aggregate of 4,708,248 shares of Common Stock. The names, addresses, occupations and citizenship of the executive officers and directors of Alphee are set forth on Annex A hereto. Neither Alphee, nor to the best of its knowledge, any of its executive officers and directors listed on Annex A hereto has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                    Pursuant to General Instruction "C" for Schedule 13D, set forth below is certain information concerning (i) the corporations in the chain of control of Alphee and (ii) each executive officer and director of the corporation that ultimately controls Alphee.

                    Alphee is a wholly-owned subsidiary of International Maritime Investors S.A. ("IMI"), a Luxembourg corporation, whose principal office and business is located at 11, Avenue de la Gare, Luxembourg. IMI's principal business is to act as a holding company. IMI is a wholly-owned subsidiary of CMB N.V. ("CMB"), a publicly held Belgian corporation whose principal office and business is located at De Gerlachekaai 20, B-2000 Antwerpen, Belgium. CMB's principal business is transport and shipping.

                    A controlling interest in CMB is owned by Almabo N.V. ("Almabo"), a Belgian corporation whose principal office and business is located at De Gerlachekaai 20, B-2000 Antwerpen, Belgium. Almabo's principal business is to act as a holding company. The names, addresses, occupations and citizenship of the executive officers and directors of Almabo are set forth on Annex A hereto. To the best of Alphee's knowledge, neither Almabo, CMB, IMI, nor any of Almabo's executive officers and directors listed on Annex A hereto has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                    Philippe Saverys serves as Chairman of the board of directors of Almabo. His son, Nicolas Saverys, is a director of Almabo. The Messrs. Saverys may be deemed, individually or jointly, to be beneficial owners of the shares of Common Stock held by Alphee. However, the Messrs. Saverys disclaim any such beneficial ownership pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended.

                    The transaction giving rise to the requirement to file this statement was the amalgamation (the "Amalgamation") of AOL with and into AO Acquisition Limited, a Bermuda company and indirect wholly-owned subsidiary of the Issuer ("Acquisition Sub"). The Amalgamation was effected in accordance with a plan of acquisition dated February 9, 1996 (the "Plan") by and among the Issuer, Diamond Offshore (USA) Inc., a Delaware corporation and direct wholly-owned subsidiary of the Issuer ("Parent"), Acquisition Sub and AOL and an amalgamation agreement dated February 9, 1996 (the "Amalgamation Agreement"). Pursuant to the Plan, the Amalgamation Agreement and applicable Bermuda law, upon the effectiveness of the Amalgamation, outstanding AOL Shares were cancelled and holders of AOL Shares became entitled to receive 0.88 shares of Common Stock for each AOL Share formerly held by them. On April 29, 1996, the Amalgamation was consummated and Alphee acquired, in exchange for its AOL Shares, 4,708,248 shares of Common Stock, representing approximately 6.9% of the total issued and outstanding shares of Common Stock and requiring the filing of this statement.


          Item 3.   Source and Amount of Funds.

                    No funds were required for the acquisition by Alphee of the shares of Common Stock that are the subject of this statement. Such shares were received in consideration of the AOL Shares owned by Alphee prior to the Amalgamation, which were cancelled in the Amalgamation.


          Item 4.   Purpose of Transaction.

                    As a majority shareholder in AOL, Alphee encouraged AOL in the decision to enter into the negotiations with the Issuer that resulted in the Amalgamation. In addition, Alphee, together with Ratos (as defined below), entered into a Shareholders Agreement with the Issuer dated February 9, 1996 (the "Shareholders Agreement"), pursuant to which the Issuer received from each of Alphee and Ratos an irrevocable proxy to vote all of the AOL Shares held by them and any shares as to which either had the power to vote in favor of the Amalgamation.

                    Alphee has not acquired the Common Stock with a view to acquiring a controlling interest in the Issuer. Pursuant to the Shareholders Agreement the Issuer granted to Alphee, together with Ratos, certain registration rights with respect to the Common Stock received by Alphee and Ratos in the Amalgamation entitling each of Alphee and Ratos to effect resales of the Common Stock held by it from time to time, through brokers or through underwritten offerings. Under the Shareholders Agreement the Issuer agreed for the benefit of Alphee and Ratos to use its best efforts (i) to cause the Issuer's registration statement No. 333-2680 on Forms S-4/S-1 filed in connection with the joint proxy statement distributed to shareholders of AOL and the Issuer describing the proposed Amalgamation (the "Registration Statement") to include a prospectus (the "Prospectus") intended to permit each of Alphee and Ratos to sell after the effective date thereof (the "Effective Time") without restriction, at its election, all or part of the shares of Common Stock received by it in connection with the Amalgamation and (ii) to maintain the continued effectiveness of the Registration Statement with respect to such shares, including the Prospectus for use by Alphee and Ratos, for a period of two years from the Effective Time. At present, it is Alphee's intention, which intention is subject to change at any time, to effect resales of the Common Stock held by it from time to time through brokers or through underwritten offerings. Alphee and Ratos have notified the Issuer that they have engaged Merrill Lynch & Co. as lead manager in a proposed underwritten secondary offering of up to 4,658,207 and 3,617,207 shares of Common Stock of Alphee and Ratos, respectively. The underwriting arrangements between Alphee and Ratos and the underwriters will be set forth in purchase agreements based upon Merrill Lynch & Co.'s customary form for similar offerings, as further described in the preliminary prospectus supplement dated April 30, 1996 (the "Preliminary Prospectus Supplement") with respect to the proposed underwritten secondary offering. The terms of the underwriting and the timing of the proposed offering are subject to negotiation among Alphee, Ratos and the underwriters and to other forces beyond Alphee's control, including share price and other market conditions, and there can be no assurance that the offering as currently proposed will ultimately be effected in part or in whole.

                    Except as set forth above, Alphee does not have any plans or proposals that would relate to or result in any of the actions set forth in the instruction for Item 4, subparts (a) through (j).


          Item 5.   Interest in Securities of Issuer.

                    (a) - (b) Alphee beneficially owns 4,708,248 shares of Common Stock representing 6.9% of the outstanding Common Stock, based on the Issuer's most recent filing with the Commission. Alphee has sole power to vote and to dispose of the shares of
          Common Stock owned by Alphee.   Almabo is the ultimate beneficial
          owner of the shares of Common Stock held by Alphee, although as described under Item 2 above, Philippe Saverys and/or Nicolas Saverys, respectively, the Chairman and a director of Almabo, may be deemed to be, individually or jointly, the beneficial owners of the shares of Common Stock held by Alphee. The Messrs. Saverys disclaim any such beneficial ownership.

                    To the best of Alphee's knowledge, Forvaltnings AB Ratos ("Ratos"), a Swedish corporation whose principal office and place of business is located at Drottningsgatan 2 Stockholm, Sweden, owns an aggregate of 3,667,207 shares of Common Stock on the date hereof, representing 5.4% of the outstanding Common Stock. Ratos acquired such shares pursuant to the Amalgamation.

                    Based on the Shareholders Agreement Alphee and Ratos may be deemed to be a group for purposes of their respective beneficial ownership of Common Stock. However, Alphee disclaims membership in a group with Ratos for purposes of their respective beneficial ownership of Common Stock and disclaims beneficial ownership of any shares of Common Stock held by Ratos.

                    To the best knowledge of Alphee, except for Ratos, none of the persons named in Item 2 has the sole or shared power to vote or the sole or shared power to dispose of any shares of Common Stock.

                    (c) Alphee has not sold any shares of Common Stock. To the best knowledge of Alphee, no transactions in shares of Common Stock were effected during the past 60 days by any other person identified in Item 2.

                    (d) - (e)  Not Applicable.


          Item 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the Issuer.

                    Alphee, together with Ratos, has entered into a Shareholders Agreement with Diamond, as described in Item 4 above, a copy of which was filed as Exhibit 10.5 to the Registration Statement.

                    At the request of Alphee and Ratos, the Issuer has prepared the Preliminary Prospectus Supplement for use in connection with a proposed underwritten offering by Alphee and Ratos of up to 4,658,248 and 3,617,207 shares of Common Stock, respectively, including exercise by the underwriters of over-allotment options granted by Alphee and Ratos.

                    To the best knowledge of Alphee, no other contracts, arrangements, understandings or relationships with respect to the shares of Common Stock exist between or among the persons named in Item 2.


          Item 7.   Exhibits.

                    None.

               ANNEX A

          EXECUTIVE OFFICERS AND DIRECTORS
          OF
          ALPHEE AND ALMABO

               The names of the members of the boards of directors and Executive Officers of Alphee S.A. and Almabo N.V. and their present principal occupations are set forth below. Unless otherwise indicated, each individual is a citizen of the Kingdom of Belgium and the business address of each person is De Gerlachekaai, 20, 2000 Antwerpen, Belgium.


          1.   ALPHEE S.A.
               11, Avenue de la Gare
               Luxembourg

          Name and Position Held        Principal Occupations

          Nicolas Saverys               Director of Almabo,
          - Director                    CMB and Alphee

          Ludwig Criel                  Director of Almabo,
          - Director                    CMB, IMI and Alphee

          Jean-Paul Kill                Director of IMI and
          11, Avenue De La Gare         Alphee
          Luxembourg
          Nationality:  Luxembourg
          - Director

          Ludo Beersman                 Director of Alphee,
          - Director                    Employee of CMB

          Philippe Waterkeyn            Director of Alphee,
          - Director                    Employee of CMB

          Patrick de Brabandere         Director of Alphee,
          - Director                    Employee of CMB

          Wim Dekeyser                  Director of Alphee,
          - Director                    Employee of CMB

          Erwin Joos                    Director of Alphee,
          - Director                    Employee of CMB

          Frank Geerts                  Director of Alphee,
          - Director                    Employee of CMB

          Karel Stes                    Director of Alphee,
          - Director                    Employee of CMB

          Peter Raes                    Director of Alphee,
          - Director                    Employee of CMB

          Leo Cappoen                   Director of Alphee,
          - Director                    Employee of CMB

          Ole Gjostol                   Director of Alphee,
          - Director                    Employee of CMB

          Philippe Scharpe              Director of Alphee,
          - Director                    Employee of CMB

          Jean-Pierre Massart           Director of Alphee,
          - Director                    Employee of CMB

          Dirk Oylslager                Director of Alphee,
          - Director                    Employee of CMB

          2.   ALMABO
               De Gerlachekaai, 20
               2000 Antwerpen, Belgium

          Name and Position Held        Principal Occupations

          Philippe Saverys              Director of Almabo,
          - Director                    CMB and IMI

          Nicolas Saverys               Director of Almabo,
          - Director                    CMB and Alphee

          Marc Saverys                  Director of Almabo and
          - Director                    CMB

          Virginie Saverys              Director of Almabo
          - Director                    and CMB

          Ludwig Criel                  Director of Almabo,
          - Director                    CMB, IMI and Alphee

          Guy De Brabandere             Director of Almabo
          - Director

          Yves Brasseur                 Director of Almabo
          - Director

          Didier Vleurinck              Director of Almabo
          - Director                    and CMB

          Jacques Van Damme             Director of Almabo
          - Director                    and CMB

               SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   May 9, 1996
                                   ----------------
                                   (date)

                                   /s/ Jean-Paul Kill
                                   -------------------------------
                                   (Signature)

                                    Director
                                   -------------------------------
                                   (Name/Title)